

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2012

Via E-mail
Mr. Roland Kohl
Chief Executive Officer
Highway Holdings Limited
Suite 1801, Level 18, Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong

> **Re:** **Highway Holdings Limited**
> **Form 20-F for the Fiscal Year Ended March 31, 2011**
> **Filed June 29, 2011**
> **File No. 0-28990**

Dear Mr. Kohl:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2011

Item 5. Operating and Financial Review and Prospects, page 32

Results of Operations, page 33

1. In future annual filings, please expand your results of operations to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results between comparative periods. In this regard, please:
    - Quantify how much of the increase in revenue from year-to-year was due to volume sold versus sales price.
    - Expand your discussion and quantify how fluctuations in labor costs and in the price of your raw materials impacted your gross profit margins. Your disclosure should

> include a discussion of your significant raw materials and the extent to which your results of operations have been or are expected to be impacted by changes in the prices of these raw materials and by increases to the minimum wage in China.

- Quantify and discuss the underlying factors you attribute to the significant changes in selling, general and administrative expenses as a percentage of sales.

- Discuss the reasons of any significant differences between your effective tax rate and your statutory tax rate.

- Include a specific and comprehensive discussion of the results of each of your segments.

- Discuss and quantify the impact of any significant change in the results of individual products.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Tricia Armelin at (202) 551-3747 if you have questions regarding this comment.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief